Exhibit 99.1

THL Credit Reports Fourth Quarter 2019 Financial Results and Declares a Dividend of $0.21 Per Share

BOSTON – March 5, 2020 – THL Credit, Inc. (NASDAQ: TCRD) (“THL Credit” or the “Company”), a direct lender to middle market companies, today announced financial results for its fourth fiscal quarter and year ended Dec. 31, 2019. Additionally, THL Credit announced that its Board of Directors (the “Board”) has declared a first fiscal quarter 2020 dividend of $0.21 per share payable on March 31, 2020, to stockholders of record as of March 20, 2020.

HIGHLIGHTS

($ in millions, except per share amounts)
	As of Dec. 31, 2019
Portfolio results
Total assets	$411.9

Investment portfolio, at fair value	$384.1

Net assets	$229.5

Net asset value per share	$7.64

Weighted average yield on investments (1)	8.7%

	Year ended Dec. 31, 2019	Quarter ended Dec. 31, 2019
Portfolio activity
Total portfolio investments made, at par	$148.4	$47.7

Total portfolio investments made, at cost	$146.3	$46.6

Number of new portfolio investments	22	10

Number of portfolio investments at end of year (1)	52	52

Operating results
Total investment income	$52.5	$10.1

Net investment income	$27.4	$4.9

Net decrease in net assets from operations	($24.6)	($15.4)

Net investment income per share	$0.87	$0.16

Dividends declared per share	$0.84	$0.21

(1)

Excluding the Company’s investments in broadly syndicated first lien senior secured term loans, there were 44 portfolio investments held at Dec. 31, 2019 and the weighted average yield on investments was 8.9 percent.

PORTFOLIO AND INVESTMENT ACTIVITY

In the fourth quarter, THL Credit closed on ten new investments totaling $30.8 million at par and an additional $16.9 million at par in follow-on investments, including delayed draw and revolver fundings.

Notable investments for the fourth quarter at par included:

•	$4.1 million first lien senior secured term loan in 3SI Security Systems;

•	$4.0 million follow-on investment in Logan JV;

•	$3.9 million follow-on first lien senior secured term loan in Riveron Acquisition Holdings, Inc.;

•	$3.4 million follow-on first lien senior secured term loan in Urology Management Associates, LLC;

•	$2.7 million first lien senior secured term loan in MB Medical Operations LLC. as part of the refinancing of the existing debt investment; and

•	$24.0 million in eight broadly syndicated first lien senior secured term loans that are intended to be held on a short-term basis.

Notable realizations for the quarter included:

•	Repayment of a first lien senior secured term loan in Virtus Pharmaceuticals, LLC at par, which resulted in proceeds received of $24.0 million;

•	Repayment of a second lien term loan in MB Medical Operations LLC at par, which resulted in proceeds received of $9.0 million;

•	Sale of a subordinated term loan in Martex Fiber Southern Corp., which resulted in proceeds of $4.3 million; and

•	Repayment of a first lien senior secured term loan in Dataonline Corp. at par, which resulted in proceeds received of $2.7 million.

As of Dec. 31, 2019, these transactions, coupled with changes in net unrealized depreciation on the portfolio during the quarter, bring the total fair value of THL Credit’s investment portfolio to $384.1 million across 52 portfolio investments. THL Credit’s investment portfolio by investment type at fair value is presented below ($ in millions):

Description	Fair Value	Percentage of Total
First lien senior secured debt	$263.6	68.7%
Investment in Logan JV	83.4	21.7%
Equity investments	21.5	5.6%
Second lien debt	12.0	3.1%
Investments in funds	3.6	0.9%

Total investments	$384.1	100.0%

As of Dec. 31, 2019, the weighted average yield of the debt and income-producing securities, including the Logan JV and reflecting the impact of investments on non-accrual, in the investment portfolio at their current cost basis was 8.7 percent (excluding the Company’s investments in broadly syndicated first lien senior secured term loans, the weighted average yield on investments was 8.9 percent). As of Dec. 31, 2019, THL Credit had loans on non-accrual status with an aggregate amortized cost of $36.0 million and fair value of $15.1 million, or 8.1 percent and 3.9 percent of the portfolio’s amortized cost and fair value, respectively. As of Dec. 31, 2019, based on fair value, 100 percent of THL Credit’s debt investments bore interest based on floating rates, which may be subject to interest rate floors, such as the London Interbank Offered Rate, or LIBOR.

This compares to the portfolio as of Dec. 31, 2018, which had a fair value of $493.7 million across 42 portfolio investments. THL Credit’s investment portfolio by investment type at fair value as of December 31, 2018 is presented below ($ in millions):

Description	Fair Value	Percentage of Total
First lien senior secured debt	$329.4	66.8%
Investment in Logan JV	84.8	17.2%
Equity investments	43.5	8.8%
Second lien debt	25.3	5.1%
Subordinated debt	6.6	1.3%
Investments in funds	3.5	0.7%
Warrants	0.6	0.1%

Total investments	$493.7	100.0%

The weighted average yield of the debt and other income-producing securities in the investment portfolio, including the Logan JV and the impact of investments on non-accrual, at their cost basis was 10.7 percent. As of Dec. 31, 2018, THL Credit had loans on non-accrual status with an aggregate amortized cost of $38.0 million and fair value of $18.1 million, or 7.0 percent and 3.7 percent of the portfolio’s amortized cost and fair value, respectively. As of Dec. 31, 2018, 96.5 percent of THL Credit’s debt investments bore interest based at floating rates, which may be subject to interest rate floors, such as LIBOR or the Canadian Dollar Offered Rate, or CDOR, and 3.5 percent of its debt investments bore interest at fixed rates.

RESULTS OF OPERATIONS

Investment income

A breakdown of investment income for the three months ended Dec. 31, 2019 and 2018 is presented below ($ in millions):

	Three months ended Dec. 31,
	2019	2018
Interest income on debt securities
Cash interest	$6.0	$9.6
PIK interest	0.5	0.7
Prepayment premiums	—	0.2
Net accretion of discounts and other fees	0.3	0.9

Total interest on debt securities	6.8	11.4
Dividend income	3.0	3.4
Interest income on other income-producing securities	—	0.5
Other income and fees	0.3	0.5

Total investment income	$10.1	$15.8

The decrease in investment income between periods was primarily due to contraction in the Company’s overall investment portfolio (as measured by total dollars invested) since Dec. 31, 2018, which led to lower interest income. The exit of certain equity investments during the three months ended December 31, 2019, and the resulting decrease in dividend income, also contributed to the decrease in investment income.

A breakdown of investment income for the years ended Dec. 31, 2019 and 2018 is presented below ($ in millions):

	Years ended Dec. 31,
	2019	2018
Interest income on debt securities
Cash interest	$30.6	$43.4
PIK interest	2.4	2.3
Prepayment premiums	0.4	0.6
Net accretion of discounts and other fees	1.2	3.4

Total interest on debt securities	34.6	49.7
Dividend income	14.1	12.2
Interest income on other income-producing securities	0.3	2.8
Other income and fees	3.5	2.2

Total investment income	$52.5	$66.9

The decrease in investment income between periods was primarily due to contraction in the Company’s overall investment portfolio since Dec. 31, 2018, which led to lower interest income. The decrease was partially offset by higher dividend income from certain equity investments and higher other income and fees related to one-time fees.

Expenses

A breakdown of expenses for the three months ended Dec. 31, 2019 and 2018 is presented below ($ in millions):

	Three months ended Dec. 31,
	2019	2018
Expenses
Interest and fees on borrowings	$3.1	$5.0
Base management fees	1.1	2.1
Incentive fees	(0.1)	0.1
Other expenses	0.7	0.8
Administrator expenses	0.3	0.5

Total expenses	5.1	8.5
Incentive fee waiver	—	(0.1)

Total expenses, net of fee waivers	5.1	8.4
Income tax provision, excise and other taxes	0.1	0.1

Total expenses after taxes	$5.2	$8.5

The decrease in expenses for the respective periods was primarily due to lower interest costs due to a reduction in borrowings outstanding and a lower cost of borrowing, as well lower base management fees as a result of portfolio contraction and a revised contractual base fee rate.

A breakdown of expenses for the years ended Dec. 31, 2019 and 2018 is presented below ($ in millions):

	Years ended Dec. 31,
	2019	2018
Expenses
Interest and fees on borrowings	$14.1	$16.7
Base management fees	6.0	9.0
Incentive fees	(0.1)	1.7
Other expenses	3.7	4.0
Administrator expenses	1.5	2.1

Total expenses	25.2	33.5
Management fee waiver	(0.5)	—
Incentive fee waiver	—	(1.7)

Total expenses, net of fee waivers	24.7	31.8
Income tax provision, excise and other taxes	0.4	0.3

Total expenses after taxes	$25.1	$32.1

The decrease in expenses from 2018 to 2019 was due primarily to lower base management fees, including the effect of the Advisor’s (as defined below) waiver of base management fees in excess of 1.0 percent per annum, resulting from the contraction of the portfolio as well as a contractual reduction in the base management fee rate. Additionally, interest costs were lower due to lower average borrowing balances outstanding coupled with a reduction in borrowing costs.

Net investment income

Net investment income totaled $4.9 million and $7.3 million for the three months ended Dec. 31, 2019 and 2018, respectively, or $0.16 and $0.23 per share, respectively, based upon 30,227,995 and 32,515,187 weighted average common shares outstanding, respectively.

Net investment income totaled $27.4 million and $34.8 million for the years ended Dec. 31, 2019 and 2018, respectively, or $0.87 and $1.07 per share, respectively, based upon 31,312,987 and 32,633,663 weighted average common shares outstanding, respectively.

The decrease in net investment income for the respective periods is primarily attributable to a decrease in interest on debt and other income-producing investments due to portfolio contraction partially offset by lower borrowing costs and base management fees.

Net realized gains and losses on investments, net of income tax provision

For the three months ended Dec. 31, 2019, THL Credit recognized a net realized loss on portfolio investments of $5.8 million, primarily related to a $5.5 million realized loss in connection with the sale of its subordinated term loan position in Martex Fiber Southern Corp. For the three months ended Dec. 31, 2018, THL Credit recognized a net realized gain on portfolio investments of $6.2 million, primarily related to a net realized gain recognized on the exit of THL Credit’s control investment in Tri-Starr Management Service, Inc.

For the year ended Dec. 31, 2019, THL Credit recognized a net realized loss on portfolio investments of $39.7 million, primarily related to realized losses of $24.6 million in connection with the liquidation of Charming Charlie, $23.0 million from the sale of certain business segments of LAI International and $5.5 million from the sale of its subordinated term loan position in Martex Fiber Southern Corp, offset by a realized gain of $16.3 million from a realization of a controlled investment in Copperweld Bimetallics LLC. For the year ended December 31, 2018, THL Credit recognized a net realized loss of $32.4 million, primarily related to realized lossed recognized in connection with the sale and restructuring of certain debt investments.

Net change in unrealized appreciation (depreciation) on investments

For the three months ended Dec. 31, 2019 and 2018, THL Credit’s investment portfolio had a net change in unrealized depreciation of $14.5 million and $36.7 million, respectively. For the years ended Dec. 31, 2019 and 2018, THL Credit’s investment portfolio had a net change in unrealized depreciation of $12.5 million and $11.9 million, respectively.

The net change in unrealized depreciation on investments was primarily the result of the performance of certain portfolio investments, including certain control investments, partially offset by the reversal of prior period unrealized depreciation upon the realization of certain investments.

Change in net assets resulting from operations

The net decrease in net assets resulting from operations totaled $15.4 million and $23.1 million, or $0.51 and $0.71 per share based upon 30,227,995 and 32,515,187 weighted average common shares outstanding, for the three months ended Dec. 31, 2019 and 2018, respectively.

The net decrease in net assets resulting from operations totaled $24.6 million and $10.6 million, or $0.79 and $0.32 per share based upon 31,312,987 and 32,633,663 weighted average common shares outstanding, for the years ended Dec. 31, 2019 and 2018, respectively.

The decrease in net assets resulting from operations for the respective periods is primarily due to lower interest income as a result of portfolio contraction and the increase of realized and unrealized losses in the portfolio.

FINANCIAL CONDITION, INCLUDING LIQUIDITY AND CAPITAL RESOURCES

As of Dec. 31, 2019, THL Credit had cash of $5.9 million.

As of Dec. 31, 2019, THL Credit had $177.8 million in outstanding borrowings, which was comprised of $66.2 million outstanding on the revolving credit facility and $111.6 million of notes payable outstanding. As of Dec. 31, 2019, borrowings outstanding had a weighted average interest rate of 5.64 percent. For the year ended Dec. 31, 2019, THL Credit borrowed $105.5 million and repaid $147.5 million under the revolving credit facility.

For the year ended Dec. 31, 2019, THL Credit’s operating activities provided cash of $83.3 million primarily in connection with the purchase and sale of portfolio investments. Financing activities included net repayments of $42.0 million on the credit facility and used $26.2 million for distributions to stockholders, $15.4 million to repurchase common stock and $0.5 million for the payment of financing and offering costs.

For the year ended Dec. 31, 2018, THL Credit’s operating activities provided cash of $99.6 million primarily in connection with the purchase and sale of portfolio investments. Financing activities included net repayments of $58.1 million on the credit facility and used $35.2 million for distributions to stockholders, $2.6 million to repurchase common stock and $2.1 million for the payment of financing and offering costs related to THL Credit’s issuance of the 2023 Notes.

RECENT DEVELOPMENTS

On Dec. 8, 2019, THL Credit Advisors LLC, the Company’s Advisor (the “Advisor”), and First Eagle Investment Management, LLC (“First Eagle”) entered into a definitive agreement, whereby First Eagle agreed, subject to the satisfaction of certain closing conditions, to merge a newly formed subsidiary of First Eagle with and into the Advisor, with the Advisor as the surviving company (the “Transaction”). The Transaction closed on Jan. 31, 2020. Immediately after closing of the Transaction, the Advisor changed its name to First Eagle Alternative Credit, LLC.

The Transaction resulted in a change of control of the Advisor and an “assignment” of the prior investment management agreement (“Prior Investment Management Agreement”) between THL Credit and the Advisor under the Investment Act of 1940, as amended (the “1940 Act”), meaning that the Prior Investment Management Agreement terminated automatically by its terms. On Jan. 28, 2020, THL Credit’s Board unanimously approved an interim management agreement (the “Interim Investment Management Agreement”) that includes substantially the same terms as the Prior Investment Advisory Agreement. The Interim Investment Management Agreement became effective Jan. 31, 2020.

On Jan. 28, 2020, THL Credit’s Board also unanimously approved a new investment management agreement (the “New Investment Management Agreement”) between THL Credit and the Advisor. All material terms of the New Investment Management Agreement will remain unchanged from the material terms of the Prior Investment Advisory Agreement. The New Investment Management Agreement is subject to stockholder approval. Advisory fees earned under the Interim Investment Management Agreement will be escrowed pending stockholder approval of the New Investment Management Agreement.

In connection with the Transaction, First Eagle and the sellers of the Advisor, including certain members of management of the Advisor (collectively, the “Investors”), agreed, subject to the satisfaction of certain conditions, to purchase newly issued common stock of THL Credit at the net asset value per share determined as of a time within forty-eight hours prior to the sale (excluding Sundays and holidays) in one or more primary issuances. On Mar. 3, 2020, THL Credit entered into a commitment letter (the “Commitment Letter”) with First Eagle and the Investors. Pursuant to the Commitment Letter, First Eagle and the Investors agreed to purchase from THL Credit, in aggregate, approximately $30 million of THL Credit’s common stock in a publicly registered issuance on or before Apr. 21, 2020. First Eagle and the Investors committed to purchase the shares at THL Credit’s net asset value per share, as approved in accordance with the 1940 Act. First Eagle’s share of the commitment is approximately $20 million and the Investors’ share is approximately $10 million. Using THL Credit’s net asset value of $7.64 as of Dec. 31, 2019, the issuance would increase First Eagle’s (including through its subsidiaries) and all Investors’ share ownership from approximately 4.7 percent to approximately 15.8 percent of THL Credit’s total outstanding common stock, based on THL Credit’s outstanding shares as of March 4, 2020 plus the estimated number of shares to be issued pursuant to the Commitment Letter. The stock issuance may be at a price higher or lower than $7.64 based on potential changes in valuations, distributions, issuances of securities and earnings as of the issuance date. THL Credit’s Board has not yet approved the fair value of portfolio investments as of any date subsequent to Dec. 31, 2019.

On Mar. 3, 2020, THL Credit’s Board approved using the proceeds from the issuance of THL Credit’s common stock pursuant to the Commitment Letter to repurchase shares of THL Credit’s common stock at a price below net asset value per share pursuant to a cash tender offer, contingent upon (i) stockholder approval of the New Investment Management Agreement by and between THL Credit and the Advisor and (ii) THL Credit’s common stock trading at a discount to net asset value per share on the date of such approval.

On Mar. 3, 2020, THL Credit approved a proposal from the Advisor to irrevocably waive management and incentive fees for the period from July 1, 2020 through Dec. 31, 2020, assuming THL Credit’s stockholders approve the New Investment Management Agreement by and between THL Credit and the Advisor.

From Jan. 1, 2020 through Mar. 4, 2020, THL Credit repurchased 308,827 shares of common stock for a total cost of $2.0 million as part of a previously approved 10b5-1 Stock Repurchase Plan. This brings the total number of shares repurchased since adoption of the $10 million stock repurchase program on Dec. 16, 2019 to 376,569 shares at an aggregate cost of $2.4 million.

From Jan. 1, 2020 through Mar. 4, 2020, THL Credit made three new investments totaling $17.8 million at par and revolver and delayed draw fundings totaling $6.6 million at par at a combined weighted average yield based upon cost at the time of investment of 7.6 percent. Additionally, between Feb. 26, 2020 and Mar. 3, 2020, THL Credit sold its eight first lien senior secured broadly syndicated loan investments for total proceeds of $23.3 million.

On Mar. 3, 2020, the Board declared a dividend of $0.21 per share payable on Mar. 31, 2020 to stockholders of record at the close of business on Mar. 20, 2020.

CONFERENCE CALL

THL Credit will host a conference call to discuss these results and its business outlook on March 6, 2020, at 9:30 a.m. Eastern Time.

For those wishing to participate by telephone, please dial (877) 375-9141 (domestic) or (253) 237-1151 (international). Use passcode 7978593. The Company will also broadcast the conference call live via the Investor Relations section of its website at www.THLCreditBDC.com. Starting approximately two hours after the conclusion of the call, a replay will be available through March 16, 2020, by dialing (855) 859-2056 (domestic) or (404) 537-3406 (international) and entering passcode 7978593. The replay will also be available on the Company’s website.

AVAILABLE INFORMATION

THL Credit’s filings with the Securities and Exchange Commission, press releases, earnings releases, investor presentation and other financial information are available on its website at www.THLCreditBDC.com.

THL CREDIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(in thousands, except per share data)

	December 31, 2019	December 31, 2018
Assets:
Investments at fair value:
Non-controlled, non-affiliated investments (cost of $263,444 and $333,023, respectively)	$242,189	$313,377
Controlled investments (cost of $178,769 and $181,325, respectively)	141,932	167,733
Non-controlled, affiliated investments (cost of $2 and $25,292, respectively)	4	12,543
Cash	5,890	6,860
Escrows and other receivables	12,353	7,306
Interest, dividends, and fees receivable	4,623	5,480
Deferred tax assets	2,267	2,056
Deferred financing costs	1,619	2,314
Distributions receivable	327	207
Prepaid expenses and other assets	296	198
Deferred offering costs	206	—
Due from affiliate	192	377

Total assets	$411,898	$518,451

Liabilities:
Loans payable	$66,161	$107,657
Notes payable ($111,607 and $111,607 face amounts, respectively, reported net of deferred financing costs of $2,742 and $3,541, respectively)	108,866	108,067
Accrued expenses and other liabilities	3,434	1,652
Deferred tax liability	1,927	1,972
Base management fees payable	1,103	2,112
Accrued incentive fees	568	677
Accrued interest and fees	384	633

Total liabilities	182,443	222,770
Net Assets:
Common stock, par value $.001 per share, 100,000 common shares authorized, 30,022 and 32,318 shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively	30	32
Paid-in capital in excess of par	415,596	431,361
Accumulated deficit	(186,171)	(135,712)

Total net assets	$229,455	$295,681

Total liabilities and net assets	$411,898	$518,451

Net asset value per share attributable to THL Credit, Inc.	$7.64	$9.15

THL CREDIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	For the years ended December 31,
	2019	2018	2017
Investment Income:
From non-controlled, non-affiliated investments:
Cash interest income	$28,609	$44,959	$52,429
PIK interest income	848	453	1,413
Dividend income	—	33	139
Other income	2,708	914	2,302
From non-controlled, affiliated investments:
Cash interest income	57	782	—
PIK interest income	—	907	—
Other income	572	1,044	1,089
From controlled investments:
Cash interest income	3,921	4,535	7,258
PIK interest income	1,553	930	253
Dividend income	14,079	12,128	13,376
Other income	147	257	514

Total investment income	52,494	66,942	78,773
Expenses:
Interest and fees on borrowings	12,412	14,498	16,007
Base management fees	6,043	9,006	10,389
Incentive fees	(109)	1,696	3,185
Administrator expenses	1,498	2,083	2,869
Other general and administrative expenses	1,422	1,742	1,953
Amortization of deferred financing costs	1,716	2,232	2,748
Professional fees	1,552	1,505	1,858
Directors’ fees	702	742	693

Total expenses	25,236	33,504	39,702
Incentive fee waiver	—	(1,741)	(811)
Management fee waiver	(525)	—	—

Total expenses, net of fee waivers	24,711	31,763	38,891
Income tax provision, excise and other taxes	418	355	168

Net investment income	27,365	34,824	39,714
Realized (Loss) Gain and Change in Unrealized (Depreciation) Appreciation on Investments:
Net realized (loss) gain on investments:
Non-controlled, non-affiliated investments	(31,608)	(37,784)	(21,866)
Non-controlled, affiliated investments	(24,652)	—	—
Controlled investments	16,714	5,424	4,582
Foreign currency transactions	(189)	(205)	(69)

Net realized loss on investments	(39,735)	(32,565)	(17,353)

Net change in unrealized (depreciation) appreciation on investments:
Non-controlled, non-affiliated investments	(1,609)	15,220	(16,957)
Non-controlled, affiliated investments	12,751	(12,750)	—
Controlled investments	(23,245)	(16,077)	(13,253)
Translation of assets and liabilities in foreign currencies	(391)	1,736	(1,346)

Net change in unrealized (depreciation) on investments	(12,494)	(11,871)	(31,556)
Net change in unrealized (depreciation) attributable to non-controlling interests	—	(703)	(13)

Net realized and unrealized loss from investments	(52,229)	(45,139)	(48,922)
Provision for taxes on realized gain on investments	—	—	(842)
Benefit (provision) for taxes on unrealized gain/loss on investments	254	(284)	2,146

Benefit (provision) for taxes on realized and unrealized gain/loss on investments	254	(284)	1,304

Net decrease in net assets resulting from operations	$(24,610)	$(10,599)	$(7,904)

Net investment income per common share:
Basic and diluted	$0.87	$1.07	$1.21
Net decrease in net assets resulting from operations per common share:
Basic and diluted	$(0.79)	$(0.32)	$(0.24)
Weighted average shares of common stock outstanding:
Basic and diluted	31,313	32,634	32,797

About THL Credit, Inc.

THL Credit, Inc. (NASDAQ: TCRD) is a closed-end management investment company that has elected to be treated as a business development company under the 1940 Act. The Company’s investment objective is to generate both current income and capital appreciation, primarily through investments in privately negotiated debt and equity securities of middle market companies. The Company is a direct lender to middle market companies and invests primarily in directly originated first lien senior secured loans, including unitranche investments. In certain instances, the Company also makes second lien secured loans and subordinated or mezzanine, debt investments, which may include an associated equity component such as warrants, preferred stock or other similar securities and direct equity co-investments. The Company targets investments primarily in middle market companies with annual EBITDA generally between $5 million and $25 million. The Company is headquartered in Boston, with additional origination teams in Chicago, Dallas, Los Angeles and New York. The Company’s investment activities are managed by First Eagle Alternative Credit, LLC (the “Advisor” or the “Adviser”), an investment adviser registered under the Investment Advisers Act of 1940. For more information, please visit www.THLCreditBDC.com.

Forward-Looking Statements

Statements made in this press release may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements reflect various assumptions by the Company concerning anticipated results and are not guarantees of future performance. These statements can be identified by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” ”should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. These statements include but are not limited to, projected financial performance, expected development of the business, anticipated share repurchases or lack thereof, plans and expectations about future investments, plans and expectations concerning future offerings by the Company, including any tender offers, anticipated dividends and the future liquidity of the company. The accuracy of such statements involves known and unknown risks, uncertainties and other factors that, in some ways, are beyond management’s control, including the risk factors described from time to time in filings by the Company with the Securities and Exchange Commission (the “SEC”). Such factors include: the introduction, withdrawal, success and timing of business initiatives and strategies; changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in the value of our assets; the relative and absolute investment performance and operations of our investment adviser; the impact of increased competition; the impact of future acquisitions and divestitures; the unfavorable resolution of legal proceedings; our business prospects and the prospects of our portfolio companies; the impact, extent and timing of technological changes and the adequacy of intellectual property protection; the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to us or the Advisor; the ability of the Advisor to identify suitable investments for us and to monitor and administer our investments; our contractual arrangements and relationships with third parties; any future financings by us; the ability of the Advisor to attract and retain highly talented professionals; fluctuations in foreign currency exchange rates; the impact of changes to tax legislation and, generally, our tax position; our ability to exit a control investment in a timely manner; and the ability to fund Logan JV’s unfunded commitments to the extent approved by each member of the Logan JV investment committee.

The Company undertakes no duty to update any forward-looking statements made herein. All forward-looking statements speak only as of the date of this press release.

Additional Information and Where to Find It

This press release is for informational purposes only, is not a recommendation to buy or sell any securities of THL Credit, and does not constitute an offer to buy or the solicitation to sell any securities of THL Credit.

The equity tender offer has not yet commenced, and there can be no assurances that THL Credit will commence the equity tender offer on the terms described in this press release or at all. On the commencement date of the equity tender offer, THL Credit will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the SEC. The equity tender offer will be made only pursuant to the offer to purchase, the related letter of transmittal and other related materials filed as part of the Schedule TO with the SEC upon commencement of the equity tender offer. When available, stockholders should read carefully the offer to purchase, letter of transmittal and related materials because they will contain important information, including the various terms of, and conditions to, the equity tender offer. Once the equity tender offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that THL Credit will be filing with the SEC at the SEC’s website at www.sec.gov or from THL Credit’s information agent in connection with the equity tender offer.

Investor Contact:

THL Credit, Inc.

Lauren Vieira

(617) 790-6070

lvieira@thlcredit.com

Media Contact:

Stanton Public Relations and Marketing, LLC

Emily Meringolo

(646) 502-3559

emeringolo@stantonprm.com